Filed Pursuant to Rule 433

Registration No. 333-276219

Pricing Term Sheet – 5.796% Subordinated Callable Fixed-to-Floating Rate Notes due 2046

Issuer:	Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

Securities Offered:	U.S.$1,000,000,000 aggregate principal amount of 5.796% subordinated callable fixed-to-floating rate notes due 2046 (the “Notes”)

Offer and Sale:	SEC registered

Expected Security Ratings*:	A2 (Moody’s) / BBB+ (S&P)

Denomination:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

Offering Price:	100.000%

Pricing Date:	June 30, 2025

Settlement Date:	July 8, 2025

Maturity Date:	July 8, 2046

Ranking of the Notes:	The Notes will constitute direct and unsecured obligations of SMFG and shall at all times rank pari passu and without any preference among themselves and at least equally and ratably with all indebtedness of SMFG which is subordinated to senior indebtedness and is in priority to all of the perpetual subordinated indebtedness of SMFG, including indebtedness in respect of preference or other shares or any other indebtedness which ranks, or is expressed to rank, pari passu with, or junior to, indebtedness in respect of perpetual subordinated indebtedness. Upon the occurrence and continuation of a Subordination Event (as defined below), the obligations of SMFG pursuant to the Notes shall be subordinated in right of payment to all senior indebtedness and, as long as such Subordination Event continues, no payment will be made under the Notes, except as otherwise set forth in the subordinated indenture dated as of September 17, 2019 (the “Base Indenture”) between SMFG and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by a supplemental indenture, dated as of July 8, 2025 between SMFG and the Trustee (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

Interest Basis:

From (and including) the Settlement Date to (but excluding) the Reset Date (as defined below) (the “fixed rate period”), the Notes will bear interest at the fixed rate of 5.796% per annum.

From (and including) the Reset Date to (but excluding) the Maturity Date (the “floating rate period”), the Notes will bear interest at the relevant floating interest rate as determined by the Calculation Agent (as defined below) per annum equal to Compounded Daily SOFR + Margin

Compounded Daily SOFR:	A compounded daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “Description of the Notes—Calculation of Floating Interest Rates—Compounded Daily SOFR” in the preliminary prospectus supplement dated June 30, 2025 (the “Preliminary Prospectus Supplement”)

Margin:	+ 1.78 per cent. per annum

Interest Payment Dates:

During the fixed rate period, payable semiannually in arrears on January 8 and July 8 of each year beginning on January 8, 2026. Such semiannual interest will amount to U.S.$28.98 per U.S.$1,000 in nominal amount of the Notes for each interest payment date.

During the floating rate period, reset quarterly and payable quarterly in arrears on January 8, April 8, July 8 and October 8 of each year beginning on October 8, 2045, and ending on the Maturity Date or, if redeemed early, the date of such redemption, subject to adjustments as explained below (each, a “Floating Rate Period Interest Payment Date”).

If any Floating Rate Period Interest Payment Date (other than the Maturity Date or any early redemption date for taxation reasons) falls on a day that is not a Business Day, that Floating Rate Period Interest Payment Date will be adjusted in accordance with the Modified Following Business Day Convention.

The term “Modified Following Business Day Convention” means that the relevant date shall be postponed to the first following day that is a Business Day (and interest will continue to accrue to, but excluding, such succeeding Business Day) unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day (and interest will accrue to, but excluding, such preceding Business Day).

If the Maturity Date or any early redemption date would fall on a day that is not a Business Day, then any interest, principal or additional amounts, if any, as the case may be, will be paid on the next succeeding Business Day, and no interest shall accrue from and after the Maturity Date or such redemption date.

Interest Periods:	Interest periods for the Notes during the floating rate period (the “Floating Rate Interest Period”) mean each period beginning from (and including) the Reset Date to (but excluding) the first Floating Rate Period Interest Payment Date, or from (and including) any Floating Rate Period Interest Payment Date to (but excluding) the next Floating Rate Period Interest Payment Date, or from (and including) any Floating Rate Period Interest Payment Date immediately preceding the applicable redemption date to (but excluding) such redemption date.

Interest Determination Date:	The date that is five Business Days before each Floating Rate Period Interest Payment Date.

Reference Rate:	SOFR, subject to fallback provisions

SOFR Observation Period:	In respect of each Floating Rate Interest Period, the period from, and including, the date five Business Days preceding the first date in such Floating Rate Interest Period to, but excluding, the date five Business Days preceding the Floating Rate Period Interest Payment Date for such Floating Rate Interest Period (or in respect of the payment of any interest in connection with any redemption of any Notes, the period from, and including, the date that is five Business Days preceding the first date in the Floating Rate Interest Period in which such redemption occurs to, but excluding, the date that is five Business Days before such redemption).

Spread to Benchmark:	T+102 bps

Reset Date:	July 8, 2045

Day Count Basis:	For the fixed rate period, 30/360, unadjusted For the floating rate period, actual number of days in the applicable Floating Rate Interest Period divided by 360

Business Day:

With respect to the fixed rate period, New York, London and Tokyo

With respect to the floating rate period, a day that is a U.S. Government Securities Business Day and that in New York, London and Tokyo, is not a day on which banking institutions are authorized by law or regulation to close.

The term “U.S. Government Securities Business Day” shall mean any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Subordination Events:

A “Subordination Event” means any one of the following events:

(i) A court of competent jurisdiction in Japan shall have adjudicated SMFG to be bankrupt pursuant to the provisions of the Bankruptcy Act of Japan, as amended or replaced from time to time;

(ii) A court of competent jurisdiction in Japan shall have commenced reorganization proceedings with respect to SMFG pursuant to the provisions of the Corporate Reorganization Act of Japan, as amended or replaced from time to time;

(iii) A court of competent jurisdiction in Japan shall have commenced civil rehabilitation proceedings with respect to SMFG pursuant to the provisions of the Civil Rehabilitation Act of Japan, as amended or replaced from time to time; or

(iv) SMFG shall have become subject to bankruptcy, corporate reorganization, civil rehabilitation or other equivalent proceedings pursuant to any applicable law of any jurisdiction other than Japan, which proceedings have an equivalent effect to those set out in (i), (ii) or (iii) above.

Non-Viability Event:	A “Non-Viability Event” will be deemed to have occurred when the Prime Minister of Japan, following deliberation by Japan’s Financial Crisis Response Council pursuant to the Deposit Insurance Act of Japan, confirms (nintei) that “specified Item 2 measures (tokutei dai nigo sochi),” which are the measures set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act of Japan (including any successor articles thereto), as then in effect, need to be applied to SMFG under circumstances where SMFG’s liabilities exceed or are likely to exceed its assets, or SMFG has suspended or is likely to suspend payment of SMFG’s obligations.

Write-Down:

If a Non-Viability Event occurs, the Notes will be subject to a Write-Down (as defined below) on the Write-Down Date (as defined below), automatically and without any additional action by SMFG, the trustee or the holders of the Notes.

The following will occur on the Write-Down Date:

(i) the full principal amount of the Notes, except for principal that has become due and payable prior to the occurrence of the Non-Viability Event, will be permanently written down to zero and the Notes will be cancelled; and

(ii) the holders of the Notes will be deemed to have irrevocably waived their right to claim or receive, and will not have any rights against SMFG or the trustee with respect to, payment of principal of or interest on the Notes (including additional amounts with respect thereto, if any), except for any payments of principal or interest (including additional amounts with respect thereto, if any) that have become due and payable prior to the occurrence of the Non-Viability Event (a “Write-Down”).

SMFG’s obligations with respect to, and any claims for, the payment of principal of or interest on the Notes (including additional amounts with respect thereto, if any), except for payments of principal or interest (including additional amounts with respect thereto, if any) that have become due and payable prior to the occurrence of the Non-Viability Event, will be suspended from the occurrence of the Non-Viability Event until the Write-Down Date.

“Write-Down Date” means the date on which the Write-Down will become effective, as specified in the relevant write-down notice. The Write-Down Date shall be determined by SMFG in consultation with the Financial Services Agency of Japan (the “FSA”) and any other supervisory authorities and shall be no less than one and no more than ten business days following the date of the write-down notice.

Optional Redemption:	The Notes may be redeemed at the option and in the sole discretion of SMFG, in whole, but not in part, subject to prior confirmation of the FSA (if such confirmation is required under applicable the Applicable Banking Regulations (as defined in the Preliminary Prospectus Supplement)), on the date that is one year prior to the maturity date of the Notes and on giving not less than 10 Business Days nor more than 60 days’ notice of redemption (which notice shall be irrevocable and shall conform to all requirements with respect to such notice as set forth in the Indenture) to the holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes together with any accrued and unpaid interest (including additional amounts with respect thereto, if any), to (but excluding) the date fixed for redemption.

Optional Tax Redemption:	The Notes may be redeemed at SMFG’s option, in whole, but not in part, at any time, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Banking Regulations), on giving not less than 10 Business Days nor more than 60 days’ notice of redemption to the holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes together with accrued and unpaid interest (including additional amounts with respect thereto, if any) to (but excluding) the date fixed for redemption if (i) SMFG is or will be obliged to pay additional amounts with respect to the Notes or, (ii) there is more than an insubstantial risk that, for Japanese corporate tax purposes, any portion of the interest payable on the Notes is not or will not be deductible from SMFG’s taxable income or is or will be required to be deducted from the amount to be excluded from SMFG’s taxable gross receipts, in each case of (i) and (ii) above, as a result of any change in, or amendment to, the laws or regulations of Japan or any political subdivision or any authority thereof or therein having power to tax, or any change in application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the original issuance date of the Notes and such obligation cannot be avoided by SMFG through the taking of reasonable measures available to SMFG; provided that, in the case of (i) above no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which SMFG would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Optional Regulatory Redemption:	The Notes may be redeemed at SMFG’s option, in whole, but not in part, at any time, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Banking Regulations), on giving not less than 10 Business Days nor more than 60 days’ notice of redemption to the holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes together with accrued and unpaid interest (including additional amounts with respect thereto, if any) to (but excluding) the date fixed for redemption if, as a result of any change in, or amendment to, the Applicable Banking Regulations, which change or amendment becomes effective on or after the issuance date of the Notes, SMFG determines after consultation with the FSA that there is more than an insubstantial risk that the Notes will be fully excluded from SMFG’s Tier 2 Capital (as defined in the Preliminary Prospectus Supplement) under the applicable standards set forth in the Applicable Banking Regulations and such exclusion cannot be avoided by SMFG through the taking of reasonable measures available to SMFG.

Use of Proceeds:	SMFG intends to use the net proceeds of the offering to extend a subordinated loan, intended to qualify as Tier 2 Capital and internal TLAC, to Sumitomo Mitsui Banking Corporation (“SMBC”) and SMBC intends to use the proceeds of the loan for general corporate purposes.

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

Settlement:	DTC, Euroclear and Clearstream

CUSIP:	86562MEB2

ISIN:	US86562MEB28

Common Code:	310858773

Legal Entity Identifier:	35380028MYWPB6AUO129

Joint Lead Managers and Joint Bookrunners:	SMBC Nikko Securities America, Inc. Goldman Sachs & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc. Jefferies LLC

Co-Managers: **	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Nomura Securities International, Inc. Daiwa Capital Markets America Inc. Barclays Capital Inc. BNP PARIBAS UBS Securities LLC

Stabilization Manager:	SMBC Nikko Securities America, Inc.

Trustee, Paying Agent, Transfer Agent, Calculation Agent and Registrar:	The Bank of New York Mellon

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

The issuer has filed a registration statement (including a prospectus dated January 11, 2024 (the “Base Prospectus”)) and a preliminary prospectus supplement dated June 30, 2025 (the “Preliminary Prospectus Supplement,” and together with the Base Prospectus, the “Preliminary Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, Goldman Sachs & Co. LLC at 1-212-902-1171 (Prospectus Department), BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and Jefferies LLC at 1-877-877-0696 or by calling SMFG’s investor relations department at +81-3-3282-8111.

No PRIIPs KID or U.K. PRIIPs KID - No PRIIPs key information document (KID) or U.K. PRIIPs KID has been prepared as not available to retail in EEA or U.K., respectively. See “PROHIBITION OF SALES TO EEA RETAIL INVESTORS” and “PROHIBITION OF SALES TO U.K. RETAIL INVESTORS” in the Preliminary Prospectus.

This communication is intended for the sole use of the person to whom it is provided by us.

This notice does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of Notes in any jurisdiction where such offer or solicitation or advertisement would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.